FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 14, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. Seeks Approval from Shareholders for Consolidation of Shares

•   Proposed Exchange Ratio of One New Share for One Hundred Old Shares

(Marne-la-Vallée, December 14, 2005), Euro Disney S.C.A. (the “Company”) reported today that the resolutions for its next combined shareholders meeting to be held on February 10, 2006 will include a proposal authorising its management to execute a consolidation of the Company’s shares, commonly referred to as a “reverse split”.  The primary purpose of implementing a reverse split, which would reduce the number of outstanding shares without affecting the Company’s overall capital, is to reduce the price volatility associated with so called “penny stocks” that trade in the range of centimes.

The reverse split resolution contemplates an exchange ratio of one (1) new share bearing a nominal value of €1.00 in exchange for one hundred (100) old shares bearing a nominal value of € 0.01 each.  The authorisation would last approximately one year until the following annual shareholders meeting to be held in 2007.

Press Contact

Investor Relations

Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Corporate Communication

Béatrice Mathieu-de Lacharrière

Tel:  +331 64 74 60 38

Fax: +331 64 74 60 35

e-mail : beatrice.mathieu.de.lacharriere@disney.com

Next Scheduled Release: First Quarter Revenues in January 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries (the “Group”) operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,324 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney SCA’s shares are listed and trade on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: December 14, 2005

	By	:/s/ KYLE BRADSHAW
Name: Kyle Bradshaw
Title: Vice President, Controller